Exhibit 99.1

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Main (905) 726-2462 magna.com

MAGNA ESTABLISHES U.S. $500 MILLION COMMERCIAL

PAPER PROGRAM

July 15, 2016, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) announced today that it has established a U.S. commercial paper program (the “Program”). Under the Program, Magna International Inc. (the “Company”) may issue, from time to time, commercial paper notes (the “Notes”) up to a maximum aggregate amount of U.S. $500,000,000. The Program will be backstopped by the Company’s existing global credit facility. The proceeds from the issuance of any Notes will be used for general corporate purposes.

The Notes to be offered under the Program will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy Notes under the Program.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 306 manufacturing operations and 92 product development, engineering and sales centres in 29 countries.  We have over 147,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. These figures include manufacturing operations, product development, engineering and sales centres and employees in equity accounted operations. Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

FORWARD-LOOKING STATEMENTS

This release may contain statements which constitute “forward-looking information” and “forward-looking statements” under applicable securities legislation and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in the Company’s regulatory filings. Please refer to the Company’s most current Management’s Discussion and Analysis of Results of Operations and Financial Position, Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of the Company’s subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.